

FORM 6-K

SEC Mail Processing Section
RECEIVED FEB 1 5 2006
WASH. D.C. 192

PROCESSED
MAR 0 9 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **February 2006**
Commission File Number **001-32748**

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :
82-____

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	
1	Annual Report to Shareholders for the fiscal year ended December 31, 2004.

DOCUMENT 1


CORRIENTE
RESOURCES INC.



Annual Report 2004

COPPER DEVELOPMENT

With all of the major components of the feasibility study completed and our final study due out shortly, we expect that the company will now be able to move forward with production development at Mirador.






EcuaCorriente S.A.
BIENVENIDOS

contents

Message to Shareholders	2
Review of Operations	4
Management's Discussion and Analysis	8
Management's Responsibility for Financial Reporting	12
Auditors' Report	12
Consolidated Balance Sheets	13
Consolidated Statements of Loss and Deficit	14
Consolidated Statements of Cash Flows	15
Notes to Consolidated Financial Statements	16
Corporate and Stock Information	


2004


CORRIENTE
RESOURCES INC.

Cover photos - left to right: Mirador outcrop. Photographing Mirador drill core. Mirador staff Personal Development lectures. Machala Port docking facility.

Opposite page - top: Rain & groundwater monitoring, Mirador project.
middle: Graduation ceremony, Mirador staff Personal Development Course.
bottom left: Mirador office greeting.
bottom right: Mirador project mine access pilot road construction.

message TO SHAREHOLDERS

The focus of activities during 2004 was the Mirador feasibility study that was started at the beginning of the year with AMEC Americas Limited (AMEC) as the prime consultant. Due to manpower and supplier resource shortages beyond our control, our study's completion has been delayed from mid-2004 to early 2005. However, several major milestones have been achieved as a result of the feasibility work carried out to date. These include the completion of an independent mineral resource estimate by AMEC which confirmed the size and grade of Mirador as being comparable to our earlier estimates, and our announcement in August 2004 that the feasibility metallurgical test work was completed by SGS Lakefield and the results showed excellent copper recoveries as was predicted by our previous studies. With all of the major components of the feasibility study completed and our final study due out shortly, we expect that the company will now be able to move forward with production development at Mirador.

Other important achievements during the year include the acquisition of J. David Lowell's 10% interest in Mirador and our other projects in the Corriente Copper Belt in exchange for granting a 100% interest in the Warintza concessions to Lowell. This agreement provides Corriente with maximum flexibility to develop opportunities in the Belt as a 100% owner of the mineral concessions and rights. Additionally, drilling at Mirador Norte during the year continued to find new copper resources, further enhancing the opportunity at Mirador which is less than 3 km to the south. Our March 2004 signing of a joint venture agreement with Caminosca for the building and commissioning of a 30Mw run-of-river hydroelectric project provided another important infrastructure component to the development of the Mirador project.

The year ahead should be an active one for Corriente against the backdrop of the highest copper prices in over a decade and a world copper development pipeline that is seriously short of quality projects. Discussions with potential partners at Mirador are ongoing and the first half of 2005 will focus on putting in place a financing and ownership structure for development of a mine at Mirador. As part of the effort to enhance our development team, the company announced in February 2005 the addition of Mr. Joseph Rokosh of Merit Consultants International Inc. as Manager of Construction. Mr. Rokosh speaks fluent Spanish and has an extensive background in project management, including ten years in Peru with Southern Peru Copper. Mr. Rokosh will help Corriente assemble a team capable of building the mine at Mirador as soon as our development structure is in place.

Corriente has a vision of staged development of the Mirador project, which calls for an initial 25,000 tonnes/day operation growing to upwards of 75,000 tonnes/day over a period of five years. This growth should be financially achievable utilizing a combination of cash flow from operations and debt, which would ease the financial exposure to the company.

Exploration activities in the Corriente Copper Belt will continue in 2005 with a particular focus on identifying high-grade copper targets which might be able to make a significant contribution to early mine development in the Belt. A total of 10,000 metres of drilling is planned in this regard.

On behalf of the Board,

Kenneth R. Shannon, (signed)
President and Chief Executive Officer
March 22, 2005


CORRIENTE
RESOURCES INC.


View of Mirador Norte concession from west.


Mirador project drill core.

"Our early expectation that the Mirador ore body was a simple chalcopyrite porphyry with coarse-grained characteristics and low variability has been confirmed.
We are now very confident that clean copper concentrates from the Mirador project will be easily marketed to smelters via our designed port facility at Puerto Bolivar."

Ron Simkus, Senior Vice-President, Mining


PACIFIC OCEAN
ATLANTIC OCEAN
COLUMBIA
EQUATOR
Quito
PACIFIC OCEAN
N
Guayaquil
CORRIENTE COPPER BELT
Cuenca
Machala (Puerto Bolivar)
Puerto Morona
PANANTZA SAN CARLOS DEPOSITS
Loja
Proposed Concentrate Trucking Route
MIRADOR DEPOSIT

POTENTIAL

review OF OPERATIONS

POSITIVE RESULTS

Ecuador Overview

During the year, Corriente consolidated its land holdings in Ecuador to a 100% interest of mining rights over approximately 50,000 hectares of the Corriente Copper Belt, as J. David Lowell agreed to exercise his option to acquire the company's interests in the Warintza project in exchange for his 10% interest in the remaining Corriente concessions.

Corriente's holdings now include three porphyry copper deposits (Mirador, Panantza and San Carlos) with aggregate inferred resources of approximately 560 million tonnes at a grade of 0.8% copper. Additional significant copper targets are present within the 50,000 hectares of Corriente's concessions at La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad.

Major activities during the year were focused on a feasibility study which was being carried out on the Mirador project on a development of a 25,000 tonnes/day open pit milling operation. This study is being assembled by AMEC Americas Limited (AMEC) and includes contributions by other groups including Knight Piésold Consulting and Merit Consultants International Inc. of Vancouver and Caminos y Canales C. Limitada (Caminosca) of Ecuador. Additionally, pre-construction work proceeded on the Sabanilla hydroelectric power project to further development of this important infrastructure component.

Exploration activities were limited during the year but a significant amount of drilling was directed towards outlining copper resources at the Mirador Norte project which lies 3 km northwest of Mirador and is a potential asset to add to development plans at Mirador.

Mirador Feasibility Study

Work on the feasibility study at Mirador was carried out during the entire year and is planned for completion in early April 2005.

Detailed metallurgical studies carried out by SGS Lakefield Research Limited under the direction of AMEC established that the mineralization at Mirador is relatively uniform in character and responds well to a simple flow sheet and reagent scheme. The ore hardness is average to moderately low and there are no deleterious elements present in the copper concentrate. Mirador is expected to produce a clean concentrate with a grade of up to 30% copper that can easily be marketed to smelters worldwide from a planned port facility at Puerto Bolivar on the coast of Ecuador.

The resource estimate which was completed by AMEC in September 2004 estimated that Mirador contains 310 million tonnes of indicated mineral resources at a grade of 0.65% Cu and 0.2 g/t gold and 315 million tonnes of inferred mineral resources at a grade of 0.56% Cu and 0.17 g/t gold.

Based on the positive results of AMEC's mineral resource estimation work and the results of the metallurgical studies announced in August 2004, Corriente moved ahead with an optimization review to analyze the economic effect of higher milling throughputs for Mirador. This study analyzed the company's Mirador project using four different throughput rates within a 22,000 to 35,000 tonnes/day range and was based only on the indicated mineral resources of the project as calculated by AMEC. Corriente chose to complete its current feasibility study at a daily throughput of 25,000 tonnes/day. Results from the optimization analysis indicated a steadily increasing economic return for the project as ore throughput is increased. The ultimate expansion size for this project is expected to be significantly more than the 35,000 tonnes/day capacity level analyzed in the optimization study.

The opportunity to increase investment returns with an expanded project capacity is the object of an add-on feasibility study to look at throughput rates from 50,000 to 75,000 tonnes/day (two to three times the size of the base case). This follow-up study is designed to maximize shareholder value for Mirador and will include conversion of a significant portion of the current inferred mineral resources to indicated status so that they can be included in the new study (Note: inferred resources are excluded from feasibility study economic analyses).

The Environmental Impact Assessment for the Mirador project was significantly advanced during the year and several community consultation meetings were held to keep the local population informed as to progress on the Mirador project. No material problems have been identified as a result of the studies carried out for the EIA and related permitting for the Mirador project is on track for approval later in 2005.

The last stages of the feasibility study have focused on optimization of capital and operating costs, including a compilation of future opportunities for the Mirador project. One of these opportunities led to a review of an alternative proposed tailings pond site located near the main access highway to the west of the Mirador project. This review,

(continued on page 7)


NORTH
Mirador Pit
Waste Dump
Haul Road
Crusher
view house
CONVEYOR
Construction Camp
CONVEYOR
Mirador Norte
1800m
1300m
800m
1 km
Roads
Trails
Streams
Proposed Transmission Line
To mill & tailings area, and port road
40 km to Panantza & San Carlos Prospects

Proposed mine layout

CORRIENTE RESOURCES INC.

The Corriente Copper Belt District has the potential to produce copper at rates much higher than the starter Mirador project.

left: Smelter groups touring Mirador project.
middle: Mirador staff Personal Development course.
right: Drilling to expand indicated resources, Mirador project.



Development Plan for 30Mw Sabanilla Hydroelectric Project



To Zamora
ROAD
INTAKE
EXIT PORT
PRESSURE TUNNEL
To Loja
PENSTOCK
POWER HOUSE
Rio Sabanilla
Rio Zamora
DEVELOPME

left: Construction on the Condor-Mirador road.
middle: Weather station at Mirador exploration camp.
right: Drill move at Mirador.

"I have been pleasantly surprised at the quality of infrastructure available to Mirador and in addition, I have encountered a level of engineering and construction skills in Ecuador which will be extremely helpful in moving this project forward."

Joseph Rokosh, Manager of Construction.



which was carried out in December 2004, compared the potential changes to capital and operating costs and environmental and social impacts of the new site versus the current plan to have all facilities located above the open pit. The review has concluded that instead of offering a minor improvement to the Mirador project, the new tailings site would significantly enhance the project's economics and suggests that the entire milling infrastructure could be moved to the same location for even greater efficiencies of operation. This relocation would establish most of the mine infrastructure near the main inter-provincial highway and power line, providing improved transportation access for parts, consumables, staff and trucking of copper concentrate to the shipping port. Given the positive nature of this change, Corriente amended the feasibility study to incorporate this new location for the tailings pond and mill.



Sabanilla Power Project

In March 2004, an agreement was reached with Caminosca to enter into a joint venture to develop, construct and operate a 30 Mw run-of-river hydroelectric project on the Sabanilla River in southern Ecuador. This project is located approximately 100 km to the southwest of the Mirador property. Signing of this joint venture secures a major critical path milestone for the continuing development of the Mirador project and ensures that a reliable supply of low-cost power will be dedicated to the project. Sabanilla is expected to provide almost 90% of the energy needs of a 25,000 tonnes/day operation at Mirador. The balance of the Mirador energy requirements can be supplied by mine-site power generation or spot market availability.

Exploration

For 2004, the company completed drilling 25, 9 and 10 holes totalling 5812, 1207 and 1853 metres of core on the Mirador Norte, Panantza and San Miguel targets, respectively. As in recent years, this exploration drilling was carried out entirely within the company's Corriente Copper Belt concessions.

Results were received from drilling at the Mirador Norte property, a recently discovered copper deposit located approximately 3 km north of the Mirador copper-gold project. Drilling result highlights include 31 metres of 1.15% copper and 99 metres of 0.98% copper (including 24 metres of 1.56% copper). The main focus of the drilling at Mirador Norte was to identify higher grade, near-surface zones, usually associated with secondary enrichment of copper. The high-grade zones could provide an opportunity to enhance the economics of operations at the nearby Mirador project. Drilling results for Panantza and San Miguel are being analyzed.

For 2005, exploration activities will continue on the company's concessions in the Corriente Copper Belt with a particular goal of identifying high grade copper targets which could make a significant contribution to early and expanded mine development in the Belt. A total of 10,000 metres of drilling is planned in this regard.

Development Strategy

The company continues to maintain its view that a scaled approach to development is preferable for a company of Corriente's size. Consequently, the company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources. The Corriente Copper Belt District has the potential to produce copper at rates much higher than the starter Mirador project, but the phased development plan will help projects fit with local development plans, allow training to keep pace with demand for skilled staff at the mines and minimize capital demands for the development.

MANAGEMENT'S discussion & analysis*

March 30, 2005

Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of the company and the notes thereto for the fiscal year ended December 31, 2004. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and 2003 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's management is held accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

In January 2004, the Canadian Securities Administrators (CSA) released a draft of a proposed policy establishing 'best practices' for boards of directors for public companies, covering: composition of the boards of directors; adoption of a board mandate; development of position descriptions for directors and chief executive officers; adoption of a written code of business conduct and ethics; orientation and continuing education for directors; board nominations; requiring appointment of a compensation committee composed entirely of independent directors; and the implementation of regular board assessments. While every reporting issuer is encouraged, but not yet required to adopt these practices, they are under active review by the Directors as such corporate governance practices, where appropriate, are considered to be essential to the effective operation of the company. The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2005 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Board of Directors.

General

Corriente is a Canadian-based junior resource exploration company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

The fiscal 2004 year was an eventful period for the company as various activities were completed or undertaken towards expanding and consolidating control over its Ecuador resource concessions while pursuing the development of an initial 25,000 tonnes/day copper-gold mine on its Mirador copper-gold property.

Continuing on from October 2003, the company has worked extensively throughout 2004 and to date with AMEC Americas Limited (AMEC) towards completion of the Mirador feasibility study. Completion of this study has been delayed to later in 2005 due to manpower and supplier resource shortages beyond the company's control, though a number of important components have been completed. Notably, AMEC completed an independent resource estimate showing 310 Mt at 0.65% Cu and 0.20 g/t Au of indicated mineral resources and 315Mt at 0.56% Copper (Cu) and 0.17 g/t Gold (Au) of inferred mineral resources reported at a 0.40% cut-off. Additionally, metallurgical test work carried out by SGS Lakefield Research Limited under the direction of AMEC staff and grindability and mineralogical and flotation quality control test work conducted by Minnovex Technologies Inc. and G&T Metallurgical Services Ltd. showed that: Cu concentrates produced are predicted to average 30% Cu at a recovery of 90%; there are no deleterious elements in the concentrate; and the ore hardness is average to moderately low.

In March 2004, Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), entered into a joint venture (JV) to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine. Under the terms of the Joint Venture agreement: Caminosca will contribute the results of all of the engineering design, environmental and other studies that it has done as well as any assets and rights obtained by Caminosca with respect to the SPP. Additionally, Caminosca will contribute the services necessary to provide any required completion guarantees associated with the financing of the SPP. The value of Caminosca's contributions has been fixed at $US 2,450,000. Caminosca will have an initial 18.22% interest in the JV. Corriente is responsible for arranging for the equity and/or debt financing of the estimated $US 47.5 million in construction and completion costs for the SPP and required completion guarantees. Additionally, should the company not fulfill or arrange for its required contributions by June 30, 2005 (as amended), the company will lose all interest in the JV and will pay a $US 122,500 withdrawal fee to Caminosca. The company will have an initial 81.78% interest in the JV.

The parties' ownership percentages will be subject to adjustment based on the actual contributions made by them. Provided that the company completes its contribution commitments, the company has an exclusive option to purchase from Caminosca all of its rights, title and interests in the Joint Venture. The option exercise period expires 5 years from the date of commencement of commercial power production from the SPP Project. To December 31, 2004, the company has contributed $1,704,662 (US$1,316,498) to fund the SPP's current development activities.

In June 2004, J. David Lowell exercised his option to obtain the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt (including Mirador, Panantza and San Carlos). The Warintza resource includes four concessions totalling 20,000 hectares. As a result of this transaction, the company has complete ownership of its Corriente Copper Belt resource properties, comprised of concessions covering 50,000 hectares within the Corriente Copper Belt, subject only to a 2% Net Smelter Royalty obligation to BHP Billiton.

Corriente continues to maintain its 2001 Global Exploration Alliance Agreement (Exploration Alliance) in good standing with BHP Billiton. To date under this agreement, the company has only engaged in an initial field review of the Mumbwa copper-gold prospect in Zambia, which was done in 2002. Management determined that the review results did not meet the desired parameters for continued exploration interest by

*Expressed in Canadian dollars unless otherwise noted

Corriente, and the project was subsequently returned to BHP Billiton. Further, no Exploration Alliance-related exploration was done in 2004 or 2003. To keep the Exploration Alliance agreement in good standing, Corriente has agreed to allocate US$ 500,000 in exploration funds for future Exploration Alliance joint venture opportunities.

The company's executive office is located in Vancouver, Canada. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas and the political and economic climate is considered by the company to be stable.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

Financial Data for Last Three Fiscal Years

Fiscal year ended	Dec 31-04	Dec 31-03	Dec 31-02
Total revenues (000's)	$ 0	$ 0	$ 0
(Earnings) loss before extraordinary items (000's)	$ 714	$ 682	$ 1,245
Net (earnings) loss (000's)	$ 714	$ 682	$ 1,245
(Earnings) loss per share	$ 0.02	$ 0.02	$ 0.04
Cash and cash equivalents (000's)	$ 12,603	$ 18,688	$ 1,601
Total assets (000's)	$ 40,502	$ 35,948	$ 16,449
Total long-term financial liabilities (000's)	$ 0	$ 0	$ 0
Total shareholders' equity (000's)	$ 39,755	$ 35,527	$ 16,314
Cash dividends declared per share	$ 0.00	$ 0.00	$ 0.00

The company's operations during the year ended December 31, 2004 produced a net loss of $707,716 or $0.02 per share compared to a net loss of $682,092 or $0.02 per share for 2003 and $1,245,609 or $0.04 per share for 2002. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The increase in net loss from 2003 was primarily due to an increase in administration costs and a decrease in proceeds received from mineral properties previously sold and written off in prior years offset by an increase in interest income from cash on hand.

Deferred mineral property development expenditures made on the company's target projects within the Corriente Copper Belt totalled $8,627,262 for 2004 versus $1,327,284 during 2003 and $1,792,332 for 2002, reflecting the company's significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards completion of the Mirador feasibility study. Drilling work was of two types for 2004, the first being the Mirador mine feasibility drilling of 26 holes for 6990 metres which was used to establish AMEC's independent resource estimates for Mirador. Secondly, the company's 2004 exploration program completed drilling on 25, 9 and 10 holes totalling 5812, 1207 and 1853 metres of core on the Mirador Norte, Panantza and San Miguel targets, respectively. The totals for 2004 of 44 holes (2003 – 7) and 8872 metres (2003 – 2113) came very close to meeting the company's 2004 target of 10000 metres and would likely have surpassed it if not for the competition for drilling resources from Mirador. As in recent years, all exploration drilling was contained to the company's Corriente Copper Belt resource properties for 2004.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $1,704,602 for 2004 (2003 – Nil).

Administration expenses increased for 2004 to $1,068,586 from $965,091 in 2003 and $685,229 in 2002. The increase in 2004 is primarily due to an increase in management fees, wages and benefits to $436,972 (2003 – $395,637, 2002 – $212,387), travel to $74,053 (2003 – $58,321, 2002 – $48,570), Head Office rent and utilities to $69,984 ($40,826 – 2003, 2002 - $69,835), printing and shareholder information to $68,496 ($31,094 – 2003, $37,936 – 2002) and insurance to $53,178 ($43,889 – 2003, $41,890 – 2002). The higher administrative costs reflected the addition of seasoned mining resource development management, the departure of a sub-tenant, increased corporate travel, higher insurance costs, and increased shareholder communication requirements. Partially offsetting the higher administration costs were lower investor relations costs of $189,486 ($209,791 – 2003, $100,014 – 2002) and regulatory fee expenses of $26,735 ($45,758 – 2003, $17,693 – 2002). Legal and accounting costs continued to decrease slightly to $82,459 from $91,625 in 2002 and $95,696 in 2001, reflecting ongoing legal and accounting requirements.

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $213,983 (2003 - $263,088, 2002 - $136,630), $352,513 (2003 - $127,067, 2002 - $72,320) and $100,000 (2003 - $36,000, 2002 - $36,000), respectively, for the year ended December 31, 2004 in respect of administrative and technical services provided by employed officers and companies affiliated through common officers. At December 31, 2004, $1,538 (2003 - $242,978) was due to these companies.

During the year ended December 31, 2004, the company incurred independent directors' fees of $51,300 of which $12,700 is included in amounts due to related parties at December 31, 2004. All amounts due are non-interest bearing. Prior to 2004, the company did not incur independent directors' fees.

Stock-compensation expenses were $709,424 for 2004 versus $762,558 for 2003 and $644,665 for 2002, reflecting the fair value of stock options granted during 2004 as calculated using the Black-Scholes Option Pricing Model.

During the year, the company received a total of $549,000 in proceeds from the sale of a mineral property previously written off, compared to a total of $882,261 in 2003 and $185,964 in 2002. These proceeds were received from the sale of the company's shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina during the first quarter of 2003. To date, the company has received $69,740 (US$ 50,000) and 200,000 shares (with a carrying value of $879,000) of the purchaser. Over five years from the date of the related sale agreement, the company was scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser. On March 11, 2005 the company received 100,000 shares from the purchaser of the company's Taca-Taca property in advance of the required October 2005 delivery date. On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. The 200,000 shares are subject to a regulatory hold period which expires in July 2005. As of March 22, 2005, these shares had a quoted market value of $1,864,000. Additionally, the purchaser is obligated to pay the company US$ 1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the consideration is uncertain, the foregoing payments are recorded when received.

During 2003, the company's Polymet plant site in Bolivia (previously written off in 1998) was sold for which the company received full proceeds totalling $482,521 from the purchaser.

Due to the company's much larger cash balances on hand during 2004, interest income increased to $382,237 from $136,738 and $42,276 for 2003 and 2002, respectively.

Financial Data for Last Eight Quarters

Three months ended	Dec-04	Sep-04	Jun-04	Mar-04	Dec-03	Sep-03	Jun-03	Mar-03
Total revenues (000's)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
(Earnings) loss before extraordinary items (000's)	$ (429)	$ 425	$ 343	$ 369	$ 64	$ 453	$ 385	$ (220)
Net (earnings) loss (000's)	$ (429)	$ 425	$ 343	$ 369	$ 64	$ 453	$ 385	$ (220)
(Earnings) loss per share	$ (0.01)	$ 0.01	$ 0.01	$ 0.01	$ 0.00	$ 0.01	$ 0.02	$ (0.01)

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The significant reduction in net loss for the Dec-04 and Dec-03 quarters and the net income generated in the Mar-03 quarter were due to the proceeds received in 2004 and 2003 from the sale of the company's Argentinian and Bolivian subsidiaries, which had been written off in prior years. Excluding such proceeds, the company's net losses for the last 8 quarters generally reflect the impact and timing of the recording of stock-compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options granted within the period, offset by interest income earned from cash on hand.

Critical Accounting Policies

The details of the Company's accounting policies are presented in note 2 of the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results:

Resource Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the company's investments in exploration properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date because historical experience supports this assumption, however, exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future.

Liquidity and Capital Resources

Working capital as at December 31, 2004 was $12,563,393, compared to $18,866,608 at December 31, 2003 and $1,555,621 at December 31, 2002. The decrease for 2004 is primarily due to expenditures associated with the development of the planned Mirador mine and the Sabanilla Power Project, as well as the fact that there were no private placements in 2004. Proceeds from the sale of the company's marketable securities, as well as marketable securities received on a mineral property previously written off contributed positively to the company's working capital.

As at December 31, 2004, the company had 45,421,393 (fully diluted – 49,055,141) common shares issued and outstanding versus 41,606,295 (fully diluted – 48,540,141) and 30,791,349 (fully diluted – 38,327,643) for 2003 and 2002, respectively. As there were no private placements in 2004, the share issuances reflect the exercise of 3,500,098 share purchase warrants and 315,000 stock options, raising $3,928,512 and $304,350, respectively. In 2003, the company raised a total of $18,803,133 through the issue of new shares and the exercise of vested options and warrants, as follows: In February 2003, the company completed a non-brokered private placement of 1,000,000 units, which raised gross proceeds of $1,000,000 equity capital ($993,750 net of issue costs); in October 2003, the Company closed a further non-brokered private placement of 2,000,000 common shares for proceeds of $3.9 million; in November 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for gross proceeds of $11.875 million before issue costs of $809,381; and during the year, the company received cash proceeds of $2,380,513 and $463,250 pursuant to the exercises of share purchase warrants and stock options, respectively.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine and power project development plans. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partner and supplier financing where appropriate.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While the political climate is considered by the company to be stable, there can be no assurances that this will continue indefinitely. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local joint venture partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, none of the company's properties have proven or probable reserves and the proposed programs are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the cmpany's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates included in this document are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources described in this document should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations.

Mineral Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake. The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence on Key Personnel

The company's development to date has largely depended, and in the future will continue to depend, on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Outlook

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt in Ecuador. This includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos, with over 560 million tonnes of indicated and inferred copper-gold resources, at a 0.65% Cu cut-off.

The company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources.

A total of 10,000 metres of drilling is planned for 2005 with a particular goal of identifying high grade copper targets which would make a significant contribution to early mine development in the Corriente Copper Belt.

The company will also continue to regularly review joint venture project opportunities offered under the terms of the Alliance agreement with BHP Billiton.

MANAGEMENT'S RESPONSIBILITY for Financial Reporting

March 22, 2005

The consolidated financial statements of Corriente Resources Inc. have been prepared by management and approved by the Board of Directors. Management of Corriente Resources Inc. is responsible for the preparation, objectivity and integrity of the information contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-management directors. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

PricewaterhouseCoopers LLP, the company's auditors, have examined these consolidated statements and their report follows.

Kenneth R. Shannon (signed)
President and C.E.O.

Darryl F. Jones (signed)
Chief Financial Officer

AUDITORS' report

February 24, 2005
(except as to note 12, which is as of March 22, 2005)

To the Shareholders of
Corriente Resources Inc.

We have audited the consolidated balance sheets of **Corriente Resources Inc.** as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PriceWaterhouseCoopers LLP (signed)

Chartered Accountants, Vancouver, BC

consolidated

BALANCE SHEETS

	As at December 31 2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 12,602,827	$ 18,688,029
Marketable securities (note 11)	554,000	335,000
Accounts receivable and prepaids	153,133	264,918
	13,309,960	19,287,947
Mineral properties (note 3)	25,220,211	16,557,320
Property, plant and equipment (note 4)	266,749	102,862
Deferred power project costs (note 5)	1,704,662	–
	$ 40,501,582	$ 35,948,129
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 7)	$ 746,567	$ 421,339
SHAREHOLDERS' EQUITY		
Share capital (note 6 (b))	85,525,397	79,041,187
Options (note 6 (c))	1,655,163	1,120,614
Share purchase warrants (note 6 (d))	96,455	172,927
Contributed surplus	930,660	930,660
Deficit	(46,452,660)	(45,738,598)
	39,755,015	35,526,790
	$ 40,501,582	$ 35,948,129

Subsequent events (notes 11 and 12)

Approved by the Board of Directors

G. Ross McDonald (signed), Director

Richard P. Clark (signed), Director

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of

LOSS & DEFICIT

	As at December 31	
	2004	2003
Exploration		
General exploration	$ 8,393	$ 42,746
Administration		
Management fees, wages & benefits	436,972	395,637
Investor relations and promotion	189,486	209,791
Legal and accounting	82,459	91,625
Travel	74,053	58,321
Rent and utilities	69,984	40,826
Printing and shareholder information	68,496	31,094
Insurance	53,178	43,889
Office and miscellaneous	33,995	21,730
Regulatory fees	26,735	45,758
Transfer agent fees	18,924	11,386
Depreciation	14,304	15,034
	1,068,586	965,091
Other		
Stock-based compensation (note 6 (c))	709,424	762,558
Recovery on mineral properties previously written off (note 3 (b))	(549,000)	(882,261)
Interest income	(382,237)	(136,738)
Gain on sale of marketable investments	(199,323)	(105,244)
Foreign exchange loss	58,219	35,940
	(362,917)	(325,745)
Loss for the year	714,062	682,092
Deficit – beginning of year	45,738,598	45,056,506
Deficit – end of year	$ 46,452,660	$ 45,738,598
Basic and diluted loss per share	$ 0.02	$ 0.02
Weighted average number of shares outstanding	44,594,782	33,666,622

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of

CASH FLOWS

	As at December 31	
	2004	2003
Cash flows from (applied to) operating activities		
Loss for the year	$ (714,062)	$ (682,092)
Items not affecting cash		
Stock-based compensation	709,424	762,558
Shares received on mineral properties previously written off	(549,000)	(330,000)
Gain on sale of marketable securities	(199,323)	(105,244)
Depreciation	14,304	15,034
	(738,657)	(339,744)
Changes in non-cash working capital		
Accounts receivable and prepaids	111,785	(192,511)
Accounts payable and accrued liabilities	325,229	286,524
	(301,643)	(245,731)
Cash flows from (applied to) investing activities		
Mineral property costs	(8,627,262)	(1,511,358)
Deferred power project costs	(1,704,662)	–
Proceeds from sale of marketable securities	529,323	117,244
Payments to acquire property, plant and equipment	(213,820)	(76,288)
	(10,016,421)	(1,470,402)
Cash flows from financing activities		
Proceeds from issuance of share capital, net of issue costs	4,232,862	18,803,133
Increase (decrease) in cash and cash equivalents	(6,085,202)	17,087,000
Cash and cash equivalents – beginning of year	18,688,029	1,601,029
Cash and cash equivalents – end of year	$ 12,602,827	$ 18,688,029

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES to consolidated financial statements

1 Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

Although the company has taken steps to verify the title to mineral properties in which it has an interest, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Corriente Resources Inc. (Cayman), CTQ Management Inc., Ecuacorriente S.A. (Ecuador), Minera Panantza B.V. (Netherlands) and Minera Curigem S.A. (Ecuador).

Mineral properties

Mineral properties consist of options, concessions, deferred exploration costs and land purchased as buffer zone areas. Amounts recorded for mineral properties and deferred exploration costs include costs incurred to date, and are not intended to reflect present or future values. Share purchase warrants issued in consideration for mineral property interests are recorded at fair value based on the Black-Scholes Model. Option payments or recoveries are treated as a reduction of the carrying value of the related mineral property until the company's costs are recovered. Option payments received in excess of costs incurred are credited to the consolidated statements of loss and deficit.

Expenses incurred on mineral properties which may have the potential of being developed are deferred on a project basis until the viability of the project is determined. The carrying value of properties is subject to review at each reporting period. When a property is sold, abandoned, or deemed not to be economic, all related mineral property and deferred exploration costs are written off. Costs associated with economically viable projects would be amortized on a unit-of-production basis from the commencement of production.

Management of the company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Property, plant and equipment

Amortization of mineral properties will commence upon commercial production. Pre-production costs net of incidental revenues are deferred and will be amortized from the date of commercial production.

Depreciation of furniture and equipment is provided on a declining-balance basis over their estimated useful lives at annual rates between 20% and 30%. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

General exploration

General exploration expenses, including the cost of evaluating potential projects, are charged to operations as incurred.

Cash and cash equivalents

Cash and cash equivalents comprise cash and high quality, highly liquid corporate paper, readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value.

Foreign currency translation

The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period. Translation gains and losses are reflected in loss for the year.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant estimates that involve highly subjective assumptions by management include the company's estimate of stock-based compensation expense and its assessment of its mineral property values. Actual results could differ from those reported.

Stock-based compensation plan

The company has a stock-based compensation plan as described in note 6 (c).

The company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

3 Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

During 2004, J. David Lowell exercised his option to acquire the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt. As a result, the company has complete ownership of its Corriente Copper Belt resource properties. Mineral property costs associated with Warintza property in the amount of $2,461,946 have been re-allocated to the company's other Corriente Copper Belt resource properties.

Following is a summary of the company's deferred mineral property expenditures.

Corriente Copper Belt	Mirador/ Mirador Norte	Other (1)	San Carlos	Panantza	Total
Balance December 31, 2002	$ 8,808,104	$ 3,376,439	$ –	$ 2,495,629	$ 14,680,172
Option / acquisition payments	200,524	329,260	6,931	13,149	549,864
Deferred exploration and development costs	941,449	298,431	37,480	49,924	1,327,284
Balance December 31, 2003	9,950,077	4,004,130	44,411	2,558,702	16,557,320
Option / acquisition payments	493,112	–	2,590	2,719	498,421
Deferred exploration and development costs and re-allocation	9,441,051	(2,212,255)	17,917	917,757	8,164,470
Balance December 31, 2004	$ 19,884,240	$ 1,791,875	$ 64,918	$ 3,479,178	$ 25,220,211

(1) comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt

Other

In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. To December 31, 2004, the company received $69,740 (US$ 50,000) and 200,000 shares of which 100,000 shares were sold in the prior year, with the balance of 100,000 shares, which were received October 7, 2004 and recorded at a value of $549,000, being held pending expiry of the related regulatory hold period on the sale or transfer of these shares. Over five years from the date of the agreement, the company was scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser, which was amended as set out in note 12. Additionally, the purchaser is obligated to pay the company US$ 1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the consideration is uncertain, the foregoing payments are recorded when received.

The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company received full consideration, totalling $482,521, from the purchaser during 2003.

Corriente continues to review joint venture projects that are offered under the terms of the December, 2001 Global Exploration Alliance ("Exploration Alliance") with BHP Billiton. To keep the Exploration Alliance agreement in good standing, Corriente has agreed to allocate US$500,000 in exploration funds for future planned Exploration Alliance joint venture expenditures.

4 Property, plant and equipment

	2004			2003		
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Office furniture and equipment	$ 67,832	$ 53,432	$ 14,400	$ 66,848	$ 52,285	$ 14,563
Computer equipment	191,058	143,482	47,576	167,128	128,907	38,221
Field equipment	38,576	12,717	25,859	14,437	13,348	1,089
Vehicles	220,560	55,333	165,227	69,361	21,248	48,113
Communications equipment	18,284	4,597	13,687	4,715	3,839	876
	$ 536,310	$ 269,561	$ 266,749	$ 322,489	$ 219,627	$ 102,862

5 Deferred power project costs

Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada (collectively "Caminosca") and the company have entered into a joint venture (the "Joint Venture") to develop, construct, and operate a 30 megawatt hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (the "Project"), to supply power to the company's planned Mirador copper mine.

Under the terms of the Joint Venture agreement, the parties are responsible as follows:

a) Caminosca will contribute the results of all of the engineering design, environmental and other studies that it has done as well as any assets and rights obtained by Caminosca with respect to the Project. Additionally, Caminosca will contribute the services necessary to provide any required completion guarantees associated with the financing of the Project. The value of Caminosca's contributions has been fixed at $US 2,450,000. Caminosca will have an initial 18.22% interest in the Joint Venture;

b) Corriente is responsible for arranging for the equity and/or debt financing of the construction and completion of the Project and required completion guarantees. Additionally, should the company not fulfill or arrange for its required contributions by June 30, 2005 (as amended), the company will lose all interest in the Joint Venture and will pay a $US 122,500 withdrawal fee to Caminosca. The company will have an initial 81.78% interest in the Joint Venture.

The parties' ownership percentages will be subject to adjustment based on the actual contributions made by them. Provided that the company completes its contribution commitments, the company has an exclusive option to purchase from Caminosca all of its rights, title and interests in the Joint Venture. The option exercise period expires 5 years from the date of commencement of commercial power production from the Project.

To December 31, 2004, the company has contributed $1,704,662 to fund the Project's pre-development activities.

6 Share capital

a) Authorized

100,000,000 common shares without par value

b) Issued

	2004		2003	
	Number of Shares	Amount	Number of Shares	Amount
Balance – beginning of year	41,606,295	$ 79,041,187	30,791,349	$ 59,548,620
Issued during the year				
For cash				
Private placements – net of issue costs	–	–	7,750,000	15,959,370
Exercise of warrants	3,500,098	3,928,512	2,239,946	2,380,513
Exercise of options	315,000	304,350	575,000	463,250
For other consideration				
For mineral properties	–	–	250,000	232,500
Fair value of options transferred on exercise (note 6 (c))	–	174,876	–	286,608
Fair value of warrants transferred on exercise (note 6 (d))	–	76,472	–	170,326
Balance – end of year	45,421,393	$ 83,525,397	41,606,295	$ 79,041,187

On February 7, 2003 the company completed a non-brokered private placement of 1,000,000 units at a price of $1.00 per unit for proceeds of $1.0 million before issue costs of $6,250. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.10 on or before February 7, 2005. All of these warrants were exercised before the expiry date.

On October 9, 2003, the company completed a non-brokered private placement of 2,000,000 common shares at a price of $1.95 per share for proceeds of $3.9 million.

On November 5, 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for proceeds of $11.875 million before issue costs of $809,381. Each unit issued comprised one common share and one-quarter of one common share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $3.00 for a period of 18 months, subject to the right of the company to accelerate the expiry of the warrants if the company's common shares trade above $4.00 for twenty consecutive trading days, in any period after March 8, 2004.

c) Stock options

The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to a total of 6,524,830 common shares (of which 2,390,000 are outstanding and 3,071,000 have been exercised since the inception of the company's stock option plan in 1996, leaving 1,063,830 available for grant). The exercise price of each option is determined in accordance with the company's stock option plan. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

	2004		2003	
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Options outstanding – Beginning of year	2,190,000	$ 0.96	2,490,000	$ 1.65
Granted	515,000	3.33	1,530,000	0.98
Exercised	(315,000)	0.97	(575,000)	0.81
Terminated	–	–	(150,000)	1.95
Expired	–	–	(1,105,000)	2.50
Options outstanding – End of year	2,390,000	$ 1.46	2,190,000	$ 0.96
Options outstanding and exercisable – End of year	2,177,500	$ 1.28	2,190,000	$ 0.96

During the year ended December 31, 2004 the company has recorded the fair value of the 515,000 (2003 - 1,530,000) options granted as stock-based compensation expense of $709,424 (2003 - $762,558). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions.

Risk-free interest rate	2.71 - 3.71%
Expected dividend yield	–
Expected stock price volatility	67 - 72%
Expected option life in years	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

The fair value assigned to the stock options exercised during the years ended December 31, 2004 and 2003 was credited to share capital.

(Note 6c continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Exercise prices $	Options outstanding at December 31, 2004	Remaining contractual life (years)	Options outstanding and exercisable at December 31, 2004
3.55	100,000	2.6	25,000
3.32	275,000	2.1	137,500
3.25	40,000	2.7	40,000
3.16	100,000	2.4	100,000
1.28	310,000	1.7	310,000
1.14	25,000	1.2	25,000
0.91	235,000	0.4	235,000
0.90	625,000	1.4	625,000
0.89	480,000	1.6	480,000
0.79	200,000	0.8	200,000
	2,390,000	1.5	2,177,500

d) Share purchase warrants

	Number of warrants	Exercise Price $	Expiry dates	Assigned Fair Value
Balance – December 31, 2002	5,046,294			$ 501,051
Issued	1,000,000	1.10	February 7, 2005	–
Issued	250,000	0.80	May 29, 2005	96,455
Issued	1,187,498	3.00	May 5, 2005	–
Exercised	(250,000)	0.80		(98,741)
Exercised	(250,000)	0.80		(71,585)
Exercised	(812,289)	1.00		–
Exercised	(186,917)	0.90		–
Exercised	(740,740)	1.35		–
Expired	(250,000)	0.80	April 20, 2003	(60,472)
Expired	(250,000)	0.80	May 29, 2003	(193,781)
	(302,448)			(328,124)
Balance – December 31, 2003	4,743,846			172,927
Exercised	(1,965,488)	1.00		–
Exercised	(90,860)	0.90		–
Exercised	(1,000,000)	1.10		–
Exercised	(193,750)	3.00		–
Exercised	(250,000)	0.80		(76,472)
	(3,500,098)			(76,472)
Balance – December 31, 2004	1,243,748			$ 96,455

No share purchase warrants were issued in 2004.

The fair value assigned to the share purchase warrants exercised during the years ended December 31, 2003 and 2004 was credited to share capital. The fair value assigned to the share purchase warrants that expired during the year ended December 31, 2003 was credited to contributed surplus.

Exercise prices $	Warrants outstanding and exercisable at December 31, 2004	Average remaining contractual life (years)
3.00	993,748	0.3
0.80	250,000	0.4
	1,243,748	0.4

7 Related party transactions and balances

a) Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $213,983 (2003 - $263,088), $352,513 (2003 - $127,067) and $100,000 (2003 - $36,000), respectively, for the year ended December 31, 2004 in respect of administrative and technical services provided by employed officers and companies affiliated through common officers. At December 31, 2004, $1,538 (2003 - $242,978) was due to these companies.

b) During the year ended December 31, 2004, the company incurred independent directors' fees of $51,300 (2003 - $Nil) of which $12,700 is included in amounts due to related parties at December 31, 2004. All amounts due are non-interest bearing.

8 Income taxes

The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

	2004	2003
	35.62%	37.62%
Income tax benefit computed at Canadian statutory rates	$ (254,349)	$ (256,603)
Benefit of foreign tax losses not previously recognized	(263,662)	(364,698)
Unrecognized tax losses	261,857	333,195
Non-deductible differences	256,154	288,106
	$ –	$ –

The significant components of the company's future income tax assets are as follows:

	2004	2003
Future income tax assets		
Net tax losses carried forward	$ 1,798,535	$ 1,632,789
Resource pools	2,836,521	3,341,539
Temporary differences on capital assets	68,945	63,850
	4,704,001	5,038,178
Valuation allowance	(4,704,001)	(5,038,178)
	$ –	$ –

At December 31, 2004, the company has Canadian losses for tax purposes of approximately $5,049,000 which expire on various dates to 2014 and other Canadian resource tax pools in the aggregate of $15,757,000 which are without expiry.

9 Segmented information

The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are primarily in South America, as set out in note 3. Geographic segmentation of property, plant and equipment and mineral properties is as follows:

	2004			2003	
	Property, plant and equipment	Deferred power project costs	Mineral properties	Property, plant and equipment	Mineral properties
Canada	$ 43,583	$ –	$ –	$ 38,256	$ –
Ecuador	223,166	1,704,662	25,220,211	64,606	16,557,320
	$ 266,749	$ 1,704,662	$ 25,220,211	$ 102,862	$16,557,320

10 Supplemental cash flow information

During the year ended December 31, 2004, the company received interest earned on cash and short-term investments of $415,804 (2003 - $90,733).

Cash and cash equivalents at December 31 comprise the following:

	2004	2003
Cash on hand and balances with banks	$ 178,997	$ 184,094
Short-term investments	12,423,830	18,503,935
	$ 12,602,827	$ 18,688,029

During the years ended December 31, 2004 and 2003, the company conducted non-cash operating, investing and financing activities as follows:

	2004	2003
Mineral properties – non-cash deferred exploration	$ (35,630)	$ (25,019)
Mineral properties – non-cash acquisition payments	$ –	$ (328,955)
Marketable securities received from sale of subsidiary company	$ 549,000	$ 330,000
Shares issued for mineral property acquisition costs	$ –	$ 232,500
Share purchase warrants issued for mineral property acquisition costs	$ –	$ 96,455

11 Financial instruments

The company does not use any derivative financial instruments. At December 31, 2004 the carrying value of cash and cash equivalents, short-term investments, accounts receivable and prepaids, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

As of December 31, 2004 marketable securities held by the company, carried at a cost of $554,000, had a quoted market value of $595,000. After December 31, 2004, all of these marketable securities were sold for total proceeds of $819,318.

12 Subsequent events

On March 11, 2005 the company received 100,000 shares from the purchaser of the company's Taca-Taca property in advance of the required October 2005 delivery date (see note 3). On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. The 200,000 shares are subject to a regulatory hold period which expires in July 2005. As of March 22, 2005, these shares had a quoted market value of $1,864,000.

corporate & stock INFORMATION

Corriente Resources Inc. common stock is quoted on the Toronto Stock Exchange under the symbol CTQ.

Period: January 2004 - December 2004

Low: $2.57 Cdn.

High: $5.78 Cdn.

Share Information

(as of December 31, 2004)

Shares Issued: 45,421,393

Shares Fully Diluted: 49,055,141

Head Office

Corriente Resources Inc.
Suite 520
800 West Pender Street
Vancouver, Canada V6C 2V6
Tel: (604) 687-0449
Fax: (604) 687-0827

Subsidiary Companies' Offices

Quito, Ecuador

Grand Cayman Islands, B.W.I.


CORRIENTE
RESOURCES INC.

Annual General Meeting

The annual general meeting of shareholders will be held at 10:00 a.m., Monday, May 9th, 2005 in the Evergreen Boardroom, Bull, Housser & Tupper, 30th Floor, Royal Centre, 1055 West Georgia Street, Vancouver, Canada.

Directors and Officers

Richard P. Clark *Director*

Leonard Harris *Director*

Anthony F. Holler *Director*

G. Ross McDonald *Director*

Kenneth R. Shannon *President, C.E.O. and Director*

Dan Carriere *Senior Vice President*

Ron S. Simkus *Senior Vice President, Mining*

Darryl F. Jones *C.F.O. and Corporate Secretary*

Legal Counsel

Bull, Housser & Tupper, Vancouver, Canada

Gowling Lafleur Henderson LLP, Vancouver, Canada

Auditors

PricewaterhouseCoopers LLP, Vancouver, Canada

Transfer Agent

Computershare Trust Company of Canada
Vancouver and Toronto

Investor and Shareholder Information

Tel: (604) 687-0449
Fax: (604) 687-0827
http://www.corriente.com
Email: copper@corriente.com


CORRIENTE
RESOURCES INC.

Corriente Resources Inc.
Suite 520
800 West Pender Street
Vancouver, Canada V6C 2V6

Tel: (604) 687-0449
Fax: (604) 687-0827

Printed in Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: February 14, 2006

By:
Name: Darryl F. Jones
Title: Chief Financial Officer